UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on access to the Pecém LNG Regasification Terminal

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Rio de Janeiro, September 17, 2021 - Petróleo Brasileiro S.A. - Petrobras informs that it published today the call for the exceptional access process to the Pecém Liquefied Natural Gas Regasification Terminal, in the State of Ceará (TR-PECEM) and its associated facilities.

This process aims to comply with the determination of the Chamber of Exceptional Rules for Hydropower Management (CREG), in accordance with Letter No. 14/2021/CREG-MME of 08/09/2021, that Petrobras allows immediate and simplified access to TR-PECEM to the agent that proves expertise and initiates the operation in less time, with this requirement being verified through proof of availability of FSRU (regasification vessel) for berthing at the terminal.

The contractual model proposed here was conceived on an exceptional basis, in the context of the water crisis situation in the country, to meet the CREG determination.

For more information go to https://petrobras.com.br/pt/canais-de-negocios/leilao/acesso-trpecem.htm.

Finally, the leasing process for the LNG Regasification Terminal of Bahia (TR-BA) and associated facilities is in its final stage, awaiting the end of the term for appeals, with the company Excelerate Energy Comercializadora de Gás Natural Ltda. (Excelerate) declared the winner of the bidding.

About Pecém Terminal

TR-PECEM is located on Pier 2 of the Port of Pecém, in São Gonçalo do Amarante-CE. The maximum regasification flow rate of TR-PECEM is 7 million m³/d (@ 1 atm and 20°C).

The terminal's gas pipeline is 19.1 km long and 20 inches in diameter, connecting the TR-PECEM to the Guamaré-Fortaleza gas pipeline.

This material is being provided pursuant to Brazilian regulatory requirements, does not constitute an offering, under the U.S. securities laws, and is not a solicitation, invitation or offer to buy or sell any securities. The information on our website is not and shall not be deemed part of this report on Form 6-K.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer